UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of report: May 3, 2006

Commission File Number: 0-31481

ASTRIS ENERGI INC.
(Translation of registrant’s name into English)

2175-6 Dunwin Drive, Mississauga, Ontario, Canada
(Address of principal executive office)

Registrant’s telephone number, including area code: (905) 608-2000

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Astris Energi, Inc.

Date: May 3, 2006	By:	/s/ Jiri Nor

Title : President & CEO

Astris Energi, Inc.

Date: May 3, 2006	By:	/s/ Anthony Durkacz

Title : Chief Financial Officer

ASTRIS ENERGI INC.
(A Development Stage Company)
Consolidated Financial Statements
(Canadian Dollars)
December 31, 2005, 2004 and 2003

ASTRIS ENERGI INC.
(A Development Stage Company)

INDEX

December 31, 2005

PAGE

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS

Consolidated Balance Sheets - Statement I	2

Consolidated Statements of Operations and Deficit - Statement II	3

Consolidated Statements of Cash Flows - Statement III	4

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS	5 - 44

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Shareholders of
ASTRIS ENERGI INC.
(A Development Stage Company)

We have audited the consolidated balance sheets of ASTRIS ENERGI INC. as at December 31, 2005, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for each of the years then ended and the period December 31, 1995 (date of inception of development stage company) through December 31, 2005. These consolidated financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company, as at December 31, 2005, 2004 and 2003, and the results of its operations and cash flows for each of the years then ended and the period December 31, 1995 (date of inception of development stage company) through December 31, 2005 in accordance with Canadian generally accepted accounting principles.

Toronto, Ontario April 20, 2006	Chartered Accountants

Comments by Auditors for U.S. Readers on Canada - United States Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statement and when there is a correction of an error in the application of accounting principles, such as those described in Note 3 relating to prior year’s financial statements. Our report to the Board of Directors and Shareholders dated April 20, 2006, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

Toronto, Ontario April 20, 2006	Chartered Accountants

ASTRIS ENERGI INC.	Statement I
(A Development Stage Company)
Consolidated Balance Sheets
As at December 31, 2005, 2004 and 2003
(Canadian Dollars)

	2005	2004	2003
ASSETS
CURRENT
Cash	$27,857	$178,351	$347,785
Receivables	114,300	3,544	1,000
Inventory	13,657	-	-
Prepaid expenses and deposits	168,509	10,118	37,206
Investment tax credits refundable	-	199,586	-
Goods and services tax receivable	41,838	27,387	16,120
Pre-acquisition costs	-	48,190	-

	366,161	467,176	402,111
Property, plant and equipment (note 4)	603,848	36,446	33,124
Technology and patent costs	12,485	5,502	-

	$982,494	$509,124	$435,235
LIABILITIES
CURRENT
Payables and accruals	$773,094	$255,830	$399,140
Deposits on shares	-	-	72,070
Deferred revenue	17,856	-	-
Convertible debenture (note 10)	420,000	-	-

	1,210,950	255,830	471,210
Long term
Advances from related parties (note 5)	-	-	100,000
	1,210,950	255,830	571,210
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (note 7)	10,030,096	6,227,074	3,343,853
CONTRIBUTED SURPLUS (note 7)	4,062,739	3,016,647	2,048,342
DEFICIT ACCUMULATED DURING
DEVELOPMENT STAGE - Statement II	(14,321,291)	(8,990,427)	(5,528,170)
	(228,456)	253,294	(135,975)

	$982,494	$509,124	$435,235
Description of Business and Going Concern (note 1)
Commitments (note 11)

{See accompanying notes.}

ASTRIS ENERGI INC.	Statement II
(A Development Stage Company)
Consolidated Statements of Operations and Deficit
For the Years Ended December 31, 2005, 2004 and 2003 and December 31, 1995 through December 31, 2005
(Canadian Dollars)

				From
				Inception
				Dec. 31, 1995
	2005	2004	2003	to Date

REVENUE
Sales	$291,512	$88,798	$67,870	$783,902

EXPENSES
Research and development	909,873	1,343,695	1,229,184	4,730,581
General and administrative	2,537,127	1,943,799	880,585	6,243,629
Professional fees	333,555	243,076	145,100	1,211,509
Interest to related parties	-	7,000	12,000	116,329
Debenture interest and financing costs	83,538	-	-	83,538
Amortization	73,113	13,485	7,970	218,530
Write off of technology	1,500,000	-	-	1,500,000
Acquisition costs	185,170	-	-	372,915

	5,622,376	3,551,055	2,274,839	14,477,031

NET (LOSS) FOR THE YEAR	(5,330,864)	(3,462,257)	(2,206,969)	($13,693,129)

DEFICIT, BEGINNING OF YEAR AS
PREVIOUSLY REPORTED	(8,990,427)	(5,528,170)	(3,242,557)

PRIOR PERIOD ADJUSTMENTS (note 3)	-	-	(78,644)

DEFICIT, BEGINNING OF YEAR AS
PREVIOUSLY RESTATED	(8,990,427)	(5,528,170)	(3,321,201)

DEFICIT, END OF YEAR	($14,321,291)	($ 8,990,427)	($ 5,528,170)

NET (LOSS) PER COMMON SHARE,
BASIC AND DILUTED (note 7)	($ 0.16)	($ 0.16)	($ 0.12)

{See accompanying notes.}

ASTRIS ENERGI INC.	Statement III
(A Development Stage Company)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2005, 2004 and 2003 and December 31, 1995 through December 31, 2005
(Canadian Dollars)

				From
				Inception
				Dec. 31, 1995
	2005	2004	2003	to Date
OPERATING ACTIVITIES
Loss for the year	($ 5,330,864)	($ 3,462,257)	($ 2,206,969)	($13,693,129)
Items not requiring cash
Write off of technology	1,500,000	-	-	1,500,000
Depreciation and amortization of capital assets	73,113	13,485	7,970	164,609
Amortization and write-off of goodwill	21,972	-	-	553,336
Consulting and professional fees paid in capital stock to non-related parties	1,235,824	890,097	136,122	2,549,514
Consulting fees paid in capital stock to related parties	554,308	360,360	266,247	1,646,421
Options and warrants issued to non-employees	718,242	319,061	131,063	1,160,065
Stock based compensation to employees	58,391	105,962	188,377	352,730
(Loss) on sale of marketable securities	-	-	-	(414,737)
Other	-	-	-	221,524
Net change in non-cash working capital balances related to operations (note 8)	466,733	(329,614)	321,159	787,174
	(702,281)	(2,102,906)	(1,156,031)	(5,172,493)
INVESTING ACTIVITIES
Purchase of property, plant and equipment	(69,206)	(16,807)	(15,357)	(134,690)
Cash acquired on purchase of Astris sro	87,091	-	-	87,091
Astris sro pre-acquisition costs written off	48,190	(48,190)	-	48,190
Proceeds on sale of marketable securities	-	-	-	514,735
Purchase of other assets	(7,638)	(5,502)	-	(61,330)
	58,437	(70,499)	(15,357)	453,996
FINANCING ACTIVITIES
Issuance of convertible debenture	420,000	-	-	420,000
Advances from related parties	-	-	-	(115,819)
Deposit on shares	-	(72,070)	72,070	-
Issuance of warrants	-	537,167	395,845	1,506,268
Issuance of common shares on options exercised	73,350	1,538,874	797,320	2,784,623
	493,350	2,003,971	1,265,235	4,695,072
NET INCREASE (DECREASE) IN CASH	(150,494)	(169,434)	93,847	(23,425)

CASH, BEGINNING OF YEAR	178,351	347,785	253,938	-
Cash balance of Astris Inc. on acquisition	-	-	-	51,282

CASH, END OF YEAR	$27,857	$178,351	$347,785	$27,857
Note 17 - Supplemental Disclosure of Cash Flows Information

{See accompanying notes.}

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

1.  DESCRIPTION OF BUSINESS AND GOING CONCERN

Astris Energi Inc. (the “Company”) designs, develops, manufactures and sells alkaline fuel cells (AFCs) and alkaline fuel cell systems, fuel cell and battery test loads and provides engineering and other services.  The Company is based in Mississauga, Canada.

Since inception, the efforts of the Company have been devoted to the development of AFCs for industrial, commercial, educational, scientific, transportation and similar applications.  To date, the Company has not earned significant revenues and is considered to be in the development stage. Currently the Company has two projects under development at its Canadian division and two at its Czech Republic division.

a)	Canadian Division

(i)     POWERSTACK MC250 Project

The POWERSTACK MC250 project represents fuel cell stack improvement in several aspects of AFC technology.  The POWERSTACK MC250 is at a pre-commercial stage.  The Company started a pilot production line of the POWERSTACK MC250 in 2004.

The Company has expensed $3,061,828 as at December 31, 2005 (2004 - $1,984,263) (2003 - $1,127,862) in connection with this project and no amounts have been capitalized or deferred to date.

(ii)     E8 Generator Project

The E8 generator project uses the POWERSTACK MC250 to produce 2.4 kW of nominal rated power. The E8 generator is ready to be installed in demonstration and pilot applications.

The Company has expensed $1,049,069 as at December 31, 2005 (2004 - $963,897) (2003 - $298,810) in connection with this project. The Company has sold two E8 generators on a demonstration basis to a potential OEM and a potential reseller. There is no assurance that there will be future revenues from either party.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

1.  DESCRIPTION OF BUSINESS AND GOING CONCERN (continued)

b)	Czech Republic Division

(i)     Verification of electrode production technology.

The Company has expensed $177,227 to date on this project as at December 31, 2005 in connection with this project.

(ii)     Research and Development of fuel cells with a liquid electrolyte

The Company has expensed $207,331 to December 31, 2005 in connection with this project. This project has been grant assisted by the Czech Government (Ministry of Industry and Trade of the Czech Republic) in the amount of $137,000 which amount was netted against the related expenses. Drawing of this grant is subject to a special audit report to be completed subsequently.

Going Concern

The financial statements of the Company have been prepared on a going concern basis which contemplates the realization of assets and discharge of obligations in the normal course of business as they come due.  No adjustments have been made to assets or liabilities in these financial statements should the Company not be able to continue normal business operations.

The Company has incurred several years of losses and during 2005, utilized $702,281 (2004 - $2,102,906) (2003 - $1,156,031) of cash in operations. At December 31, 2005, the Company reported a deficit of $14,321,291 and continues to expend cash amounts that significantly exceed revenues.  These conditions cast substantial doubt on the ability of the Company to continue in business and meet its obligations as they come due. Management is considering various alternatives, including an investment from an institutional investor. Nevertheless, there is no assurance that these initiatives if undertaken will be successful.

The Company’s continuance as a going concern is dependent on the success of the efforts of its directors and principal shareholders in providing financial support in the short term, the success of the Company in raising additional long-term financing either from its own resources or from third parties, the commercialization of one or more of the Company’s research projects and the Company achieving profitable operations.  In the event that such resources are not secured, the assets may not be realized or liabilities discharged at their carrying amounts, and differences from the carrying amounts reported in these financial statements could be material.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Effective January 1, 2005, the Company, Astris Energi Inc., and its wholly-owned subsidiary, Astris Inc. were amalgamated to streamline administrative functions. The amalgamated Company continues with the same name as the parent company.

These consolidated financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“GAAP’) and reflect the accounts of the parent company and its holding company 2062540 Ontario Inc. which holds all the outstanding shares of its foreign subsidiary, Astris sro. Astris s.r.o. was acquired on January 27, 2005. All intercompany transactions and balances have been eliminated on consolidation.

Revenue recognition

Revenues from the sale of fuel cell products and related components are recognized when there is persuasive evidence of an arrangement, goods have been delivered, the fee is fixed or determinable and collection is reasonably assured.

Revenues relating to engineering and testing services are recognized as the services are rendered.

Change in Accounting Estimate for Amortization Expense

Effective January 1, 2005, the company has adopted a new amortization policy across all its operating divisions on a go forward basis. The rates noted below reflect this new policy.

Cash and Cash Equivalents

Cash equivalents comprise certain highly liquid instruments with a maturity of three months or less when purchased.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Property, Plant and Equipment

Property, plant and equipment are recorded at cost less provision for amortization and impairment where indicated. Amortization is provided over the estimated useful lives of these assets on a straight line basis, except as noted, calculated as follows:

Building	40 years
Office furniture and Fixtures	10 years
Machinery and Equipment	5 years
Leasehold Improvements	Term of the lease

In the event that the future undiscounted net cash flows relating to these long lived assets are less than their carrying amounts, they are written down to fair value.  Such impairment loss is reflected in operations in the year of impairment.

Inventory

Inventory is valued at the lower of cost or market value. Cost is determined on a first in first out basis.

Development costs and scientific research

All costs relating to scientific research and product evaluation are expensed as incurred. Product development costs are expensed as incurred unless the product or process is clearly defined, the associated costs can be identified, technical feasibility is reached, there is intention to produce or market the product, the future market is clearly defined, and adequate resources exist or are expected to be available to complete the project.  To date, these criteria have not been met and, accordingly, no development costs have been deferred.

Investment tax credits and government grants received toward these costs are netted against the related expenses.  Investment tax credits are recognized in the period in which the credits are earned and realization is considered more likely than not. Government grants are recognized when collected.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

Income taxes are recorded using the liability method.  Future income and deduction amounts arise due to temporary differences between the accounting and income tax bases of the Company’s assets and liabilities.  Future income tax assets and liabilities are measured using substantively enacted income tax rates in effect for the year in which those temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in income tax rates is recognized in the period that includes the date of substantive enactment.  Valuation allowances are provided to the extent that realization of such benefits is considered to be more unlikely than not.

Use of estimates

The preparation of the consolidated financial statements in conformity with Canadian Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenue and expenses during the year.  Actual amounts could differ from those estimates.

Financial instruments

The Company uses no Financial Instruments.

The Company is exposed to risks arising from fluctuations in interest rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to interest risk.

The Company is exposed to credit risk on the accounts receivable from its customers.  In order to reduce its credit risk, the Company has adopted credit policies which include the analysis of the financial position of its customers, the regular review of their credit limit and a requirement of a substantial deposit from the customer prior to beginning production of a major order.

The Company is exposed to risks arising from fluctuations in foreign exchange rates and the degree of volatility of these rates.  The Company does not use derivative instruments to reduce its exposure to foreign exchange risk.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

Stock based compensation

The Company accounts for stock-based compensation in accordance with CICA Handbook section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. This standard was effective January 1, 2002 and requires that stock-based payments to non-employees and direct awards of stock to employees and non-employees are accounted for using a fair-value method of accounting. For fiscal years beginning before January 1, 2004, this standard allows the estimated fair value of stock awards granted to employees to be either recognized as a compensation expense, or alternatively, disclosed in the notes to the financial statements, with accompanying disclosure of pro-forma net earnings and earnings per share data as if the estimated fair-value of the stock-based compensation had been recognized in earnings.

Effective January 1, 2003, the Company has voluntarily adopted early application of the portion of the standard related to grants of stock options to employees. Under the standard, grants of stock options to employees are recognized in earnings as a compensation expense, based on the estimated fair value at the date of the grant. This accounting change has been applied prospectively for options granted to employees on or after January 1, 2003.

Foreign currency translation

Integrated foreign operations are translated using the temporal method. Under this method, monetary items are translated at the exchange rate prevailing at the balance sheet date, non-monetary items are translated at historical exchange rates and revenue and expenses are translated at the average rate during the period.

Self-sustaining foreign operations are translated using the current rate method. Under this method, assets and liabilities are translated at the exchange rates prevailing at the balance sheet date and revenues and expenses at the average exchange rate during the period. The net effect of foreign currency translation is deferred and shown as a currency translation adjustment in shareholders’ equity until charged against earnings when the investment in the operation is reduced.

Loss per share

Basic loss per share is calculated on the weighted average number of common shares outstanding during the year.  The diluted loss per share is calculated based on the weighted average number of common shares that would have been outstanding during the year had all potential common shares been issued at the beginning of the year or when the underlying options or warrants were granted, if later.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

3. PRIOR PERIOD ADJUSTMENTS

The financial statements of 2002 and prior years have been restated to reflect the following errors identified therein and change in accounting policy, summarized as follows:

	A	B	C	D	E	F	Total
Increase (decrease)
in deficit as at
January 1, 2002	$342,899	$-	$12,000	($12,776)	($31,546)	($315,287)	$4,710

Increase (decrease)
in loss for the year
ended December
31, 2002	83,354	-	-	-	-	-	83,354

Increase (decrease)
in deficit as at
January 1, 2003	$426,253	$-	$12,000	($12,776)	($31,546)	($315,287)	$78,644

A)
The Company was not previously accounting for the expense associated with the granting of stock options to non-employees as payment for services received.  Under Canadian generally accepted accounting principles, the Company should have been expensing stock options granted to non-employees since its fiscal year beginning January 1, 2002.  As a result of correcting this accounting error, there was an increase in loss for the year ended December 31, 2002 and an increase in contributed surplus as at December 31, 2002 of $83,354.  In addition, the Company has voluntarily elected to change its accounting policy with respect to stock options granted to non-employees as payment for services received prior to January 1, 2002.  As a result of this change in accounting policy, there was an increase in deficit and an increase in contributed surplus as at January 1, 2002 of $342,899.

B)
The Company was not previously accounting for warrants attached to shares issued.  Under Canadian generally accepted accounting principles, the Company should have been allocating the cash consideration received from the issuance of shares and attached warrants based on the fair market value of each of those financial instruments with the resulting amounts being recorded as share capital and contributed surplus, respectively.  The Company was previously recording all cash received as share capital.  As a result of correcting this accounting error, there was an increase in contributed surplus and a decrease in share capital as at January 1, 2002 of $48,479.  In addition for warrants issued during 2002, there was a further increase in contributed surplus and a decrease in share capital for the year ended December 31, 2002 of $456,850.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

3. PRIOR PERIOD ADJUSTMENTS (continued)

C)
The Company had not previously recorded the interest on the debenture due to shareholders for 1999.  As a result of correcting this accounting error, there was an increase in deficit and an increase in advances from related parties as at January 1, 2002 of $12,000.

D)
The Company had made an error in the amounts used with respect to a property, plant and equipment disposal in 1998.  The correction of this accounting error resulted in an increase in property, plant and equipment and a decrease in deficit as at January 1, 2002 of $12,776.

E)
The Company had previously accounted for having owned all of the outstanding common shares of its subsidiary Astris Inc.  However, there are 404,041 issued and outstanding shares of Astris Inc. that are not owned by the Company.  As a result of correcting this accounting error, there was a decrease in deficit and a decrease in share capital (shares to be issued) as at January 1, 2002 of $31,546.

F)
The Company had recorded a liability in 1995 but at the time of recording the amount it did not have the characteristics of a liability.  As a result of correcting this accounting error, there was a decrease in deficit and a decrease in advances from related parties as at January 1, 2002 of $315,287.

4. PROPERTY, PLANT AND EQUIPMENT

			2005
		2005	Net
	2005	Accumulated	Book
	Cost	Amortization	Value

Property, Plant and Equipment
Land	$128,940	$-	$128,940
Building	238,328	6,790	231,538
Machinery and equipment	243,420	30,183	213,237
Furniture and fixtures	38,198	8,065	30,133
Leasehold improvements	10,939	10,939	-
	$659,825	$55,977	$603,848

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

4. PROPERTY, PLANT AND EQUIPMENT

			2004
		2004	Net
	2004	Accumulated	Book
	Cost	Amortization	Value

Property, Plant and Equipment
Office furniture and equipment	$54,226	$23,277	$30,949
Leasehold improvements	10,939	5,442	5,497

	$65,165	$28,719	$36,446

			2003
		2003	Net
	2003	Accumulated	Book
	Cost	Amortization	Value

Property, Plant and Equipment
Office furniture and equipment	$37,419	$11,980	$25,439
Leasehold improvements	10,939	3,254	7,685

	$48,358	$15,234	$33,124

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

 5.  RELATED PARTY TRANSACTIONS AND BALANCES

(a)  Astris sro

The Company acquired 100% of the ownership (increased from 30% ownership) in Astris sro, a Czech Republic company on January 27, 2005. The results of its operations from the effective date of January 2, 2005 are fully consolidated with the results of the Parent company. Details of the transaction are more fully summarized in note 15 to these financial statements. In prior years, this investment in Astris sro was accounted for on the equity basis. As the Company’s share of losses was in excess of the original investment, the investment had been written down to nil in a prior year.

The Company regularly subcontracts portions of its research and development activities to Astris sro. To facilitate these activities, the Company advances funds to them. In addition, the Company sells its products to Astris sro, as required. As at December 31, 2005, any funds advanced to Astris sro since acquisition and any trade receivables and payables have been eliminated on consolidation. The table below summarizes the balances with sro for the years ended December 31, 2004 and 2003:

	2004	2003

Balance of funds paid included in prepaid expenses and deposits	$-	$30,000
Included in payables and accruals	$588	$137,480

Total funds advanced	$700,000	$416,000
Sales	$-	$45,901
Purchases included in research and development	$563,108	$729,800

The funds advanced to sro in 2004 were for operating expenses, the purchase of land and a building and equipment for the new electrode production facility.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

5. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(b) Amounts owing to Directors and Officers

Payables and accruals as at December 31, 2005 include the following amounts:

	Position in	Amount	Amount	Amount
Entity	Company	2005	2004	2003

Anthony Durkacz	Director & Officer	$34,596	$17,441	$29,735
Arthur Laudenslager	Director	20,358	-	-
Brian Clewes	Director	25,465	-	-
David Ramm	Director	10,000	-	-
Fortius Research and Trading	Controlled by A.D.	31,125	1,043	26,750
Gary Brandt	Director	8,698	-	-
Jiri Nor	Director & Officer	61,915	-	8,125
Liikfam Holdings Inc.	Controlled by M.L.	26,750	-	-
Macnor Corp.	Controlled by J.N.	102,720	13,826	24,266
Michael Liik	Director	14,512	-	-
Peter Nor	Officer	6,971	-	-
		$343,110	$32,310	$88,876

All payables and accruals arose from consulting fees charged during the year.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

 5. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(c) Compensation Expensed to Directors and Officers

The following amounts were expensed as consulting and other compensation to directors and officers:

	Position in	Amount	Amount	Amount
Entity	Company	2005	2004	2003

Gary Brandt	Director	$8,698	$-	$-
Brian Clewes	Director	25,465	-	-
Anthony Durkacz	Director & Officer	10,000	-	-
Fortius Research and Trading	Controlled by A.D.	112,500	100,000	100,000
Arthur Laudenslager	Director	19,768	-	-
Liikfam Holdings Inc.	Controlled by M.L.	118,750	-	-
Macnor Corp. re Jiri Nor	Controlled by J.N.	315,998	166,279	143,331
Macnor Corp re Peter Nor	Controlled by J.N.	120,000	93,455	10,279
Michael Liik	Director	14,511	-	-
Jiri Nor	Director & Officer	10,000	-	-
David Ramm	Director	10,000	-	-
		$765,690	$359,734	$253,610

(d)  Interest expensed to Directors and Officers

The following amounts were expensed as interest to directors:
	2005	2004	2003

Jiri Nor	$-	$2,800	$4,800
Don Blenkarn	$-	$2,800	$4,800
Gerald Crawford	$-	$1,400	$2,400

On May 26, 2003 the Board of Directors approved a compensation package for a senior executive whereby he would receive commission on funds raised through First Energy Advisors. The commission schedule is as follows: 5% paid on the first $1 million, 4% on the second $1 million, 3% on the third $1 million, 2% on the fourth million and 1% on all money raised afterward. During the year, a Senior Executive was paid $Nil (2004 - $51,140) (2003 - $29,735).

This senior executive was not re-appointed as a Director at the Shareholder Meeting held on October 22, 2004. At a Board Meeting subsequent to the year-end, the Board terminated this compensation package.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

5. RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(e) Related Party Transactions

Advances from related parties at December 31, are summarized as follows:

	2005	2004	2003

Debenture due to shareholders	$-	$-	$100,000

The debenture due to shareholders was secured by a fixed and floating charge on all of the assets and business of Astris Inc. and bore interest at 12% per annum. Near the end of July 2004, the debenture plus interest accrued was completely paid to the shareholders by the issuance of 260,175 common shares. The shareholders released the security on the liability.

6. INCOME TAXES

The Company has non-capital tax losses carried forward of approximately $8,357,000. If unused, these tax losses will expire as follows:

2006	61,000
2007	188,000
2008	294,000
2009	323,000
2010	1,734,000
2014	2,882,000
2015	2,875,000

In addition, the Company has non-deductible scientific research and development expenditures amounting to $1,701,658 which have no expiry.

Investment tax credits recorded during the year as a reduction of expenses aggregated to $283,900; (2004 - $192,870); (2003 - $172,959).

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

6. INCOME TAXES (continued)
The Company’s computation of future income tax recovery is as follows:

	2005	2004	2003

Loss before income taxes	($5,330,864)	($3,462,257)	($2,206,969)
Statutory income tax rate	36.12%	36.12%	35.12%
Income tax recovery at statutory rate	(1,925,508)	(1,250,567)	(775,088)
Non-deductible expenses	138,919	125,285	114,832
Effect of income tax rate changes on future income taxes	-	-	59,360
Change in valuation allowance and other items	1,786,589	1,125,282	600,896

Income tax expense	$-	$-	$-
Components of the Company’s net future income tax assets are:
Non capital losses ($8,357,000 x 0.3612)	$3,018,548	$1,968,179	$982,658
Scientific research and development expense ($1,701,658 x 0.3612)	614,639	549,175	273,234
Valuation allowance	(3,633,187)	(2,517,354)	(1,255,892)

Net future income tax asset	$-	$-	$-

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS

a)     Share capital

    Share capital consists of the following:

   Authorized (see note below)
            Unlimited common shares
       10,000,000 preferred shares

  Issued and outstanding

	2005		2004		2003
	Common Shares		Common Shares		Common Shares
	Number	$Value	Number	$Value	Number	$Value

Issued at January 1	26,316,551	$6,227,074	19,230,425	$3,343,853	16,106,403	$2,525,239

Issued during year in exchange for acquisition of Astris s.r.o.	5,000,000	1,955,000	-	-	-	-
In exchange for consulting and professional fees and expenses from non-related parties	4,305,927	1,294,214	1,728,872	890,096	209,082	136,122
In exchange for consulting and professional fees and expenses from related parties	1,884,091	454,308	586,592	332,360	412,825	266,247
In repayment of advance from directors	125,000	26,150	293,751	128,000	45,500	20,400
For cash	275,000	73,350	4,476,911	1,532,765	2,456,615	395,845

	11,590,018	3,803,022	7,086,126	2,883,221	3,124,022	818,614
Balance as at
December 31	37,906,569	$10,030,096	26,316,551	$6,227,074	19,230,425	$3,343,853

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

The weighted average number of shares outstanding during 2005 is 33,656,293 (2004 - 21,106,312 ;2003 - 17,818,830). These figures are used for purposes of calculating the loss per share. No effect has been given to the potential exercise of stock options and warrants in the calculation of diluted loss per share as the effect would be anti-dilutive.

At the Company’s Annual Meeting held on October 22, 2004, an amendment was passed increasing the authorized capital of the corporation to an unlimited number of common shares.

No preferred shares have been issued.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

b)	Common stock issued to settle obligations of the Company to directors, officers and former director of the Company.

In 2003, the Company issued 412,825 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them.

		Number	$ Value
Name	Date	of Shares	of Shares	Services Performed

Macnor Corp.	Jan. 10, 2003	26,775	12,000	Professional services MC250
	May 8, 2003	14,640	12,000
	July 16, 2003	18,200	13,000
	Oct. 28, 2003	20,200	15,000
	Total	79,815	52,000

G. Emerson	Jan. 10, 2003	76,620	35,245	Consulting/Administration
	Jan. 10, 2003	23,190	10,654
	May 8, 2003	49,015	40,190
	May 8, 2003	9,145	7,500
	July 16, 2003	10,500	7,500
	Aug. 11, 2003	2,100	1,490
	Aug. 11, 2003	17,650	12,500
	Total	188,220	115,079

D. Ramm	Oct. 28, 2003	3,500	2,604	Managing Director
	Total	3,500	2,604

Fortius Research	Jan. 10, 2003	20,600	9,231	Finance Consulting
and Trading	May 8, 2003	30,490	25,000
	July 16, 2003	35,000	25,000
	Oct. 28, 2003	20,200	15,000
	Dec. 16, 2003	35,000	22,332
	Total	141,290	96,563

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

In 2004, the Company issued 880,343 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them.

		Number	$ Value
Name	Date	of Shares	of Shares	Services Performed

Macnor Corp.	Jan. 28, 2004	17,565	15,000	Professional services regarding MC250
	April 30, 2004	50,986	36,455
	July 23, 2004	92,855	39,000
	Oct. 7, 2004	42,430	27,000
	Dec. 6, 2004	62,427	27,000
	Total	266,263	144,455

G. Emerson	Jan. 28, 2004	34,820	29,735	Consulting/Administration
	April 30, 2004	35,985	25,729
	July 23, 2004	420	175
	Oct. 7, 2004	13,650	8,679
	Dec. 6, 2004	33,157	17,125
	Total	118,032	81,443

D. Ramm	Jan. 26, 2004	9,515	8,125	Managing Director
	April 30, 2004	11,365	8,125
	July 23, 2004	19,345	8,125
	Oct. 7, 2004	12,770	8,125
	Dec. 6, 2004	4,450	1,922
	Total	57,445	34,422

Fortius Research	Jan. 28, 2004	17,565	15,000	Finance Consulting
and Trading	July 23, 2004	29,765	12,500
	Oct. 7, 2004	19,650	12,500
	Dec. 6, 2004	28,900	12,500
	Total	95,880	52,500

J. Nor	Feb. 2, 2004	6,715	4,800	Expense Recovery
	April 30, 2004	6,715	4,800
	July 27, 2004	104,070	41,600
	Total	117,500	51,200

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

		Number	$ Value
Name	Date	of Shares	of Shares	Services Performed

G. Crawford	Jan. 28, 2004	3,358	4,435	Expense Recovery
	Feb. 2, 2004	5,195	2,400
	April 30, 2004	3,358	2,400
	July 23, 2004	2,145	900
	Oct. 7, 2004	22,315	14,900
	July 27, 2004	52,035	20,800
	Dec. 6, 2004	1,387	600
	Total	89,793	46,435

D. Blenkarn	Feb. 2, 2004	6,715	4,800	Expense Recovery
	April 30, 2004	6,715	4,800
	July 27, 2004	104,070	41,600
	Total	117,500	51,200

A. Laudenslager	Oct. 27, 2004	17,930	11,405	Expense Recovery
	Total	17,930	11,405

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

In 2005, the Company issued 7,009,091 shares of common stock to settle obligations owing by the Company to certain directors and/or officers of the Company and/or to companies owned by them.

		Number	$ Value
Name	Date	of Shares	of Shares	Services Performed

Macnor Corp.	Jan. 25, 2005	5,000,000	1,955,000	Sale of 2062540 Ontario Inc. to the Company
	April 5, 2005	34,015	12,000	Marketing services by P. Nor
	April 5, 2005	42,519	15,000	Professional services by J. Nor
	June 28, 2005	125,000	26,150	Repayment of liability
	June 28, 2005	246,969	51,666	Professional services by
				Jiri and Peter Nor
	August 2, 2005	378,000	110,000	Bonus to Jiri Nor
	Sept. 30, 2005	287,062	60,000	Professional services by J. Nor
	Sept. 30, 2005	172,238	36,000	Marketing services by P. Nor
	Total	6,285,803	2,265,816

Fortius Research	April 5, 2005	28,346	10,000	Finance/Consulting
and Trading	June 28, 2005	119,503	25,000
	Sept. 30, 2005	179,420	37,500
	Total	327,269	72,500

Liikfam Holdings	April 5, 2005	93,681	33,437	Finance/Consulting
	June 28, 2005	119,503	25,000
	Sept. 30, 2005	179,420	37,500
	Total	392,604	95,937

A. Laudenslager	April 5, 2005	3,415	1,205	Expense Recovery
		7,009,091	2,435,458

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

c) Contributed surplus consists of the following:

	2005	2004	2003

Contributed surplus, beginning of year	$3,016,647	$2,048,342	$-
Prior period adjustments	-	-	931,582
Options issued for consulting and professional fees paid to non-related	-	-	131,063
Options issued to employees	21,144	105,962	188,377
Options issued to related parties	215,030	227,411	-
Warrants issued on acquisition of Astris sro	254,000	-	-
Warrants issued with private placements	-	537,167	797,320
Warrants issued to related parties	-	91,655	-
Warrants issued to non-related parties	482,068	-	-
Proceeds on issuance of warrants to related parties	-	6,110	-
Remaining value of loan repaid by issuance of shares to a director	73,850	-	-

Contributed surplus, end of year	$4,062,739	$3,016,647	$2,048,342

d) Common stock issued for cash

Pursuant to a subscription agreement dated February 20, 2003, with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement, 625,000 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $250,000.  The common share purchase warrants are exercisable up to February 20, 2006, each entitling the holder to purchase one common share at $ 0.50 (U.S.) per share.

Pursuant to a subscription agreement dated July 30, 2003, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 500,000 units, comprising one common share and two common share purchase warrants each, for an aggregate purchase price of $250,000.  The first tranche of common share purchase warrants is exercisable up to July 30, 2004, at $ 0.50 (U.S.) per share.  The second tranche of common share purchase warrants is exercisable up to July 30, 2006 at $ 1.00 (U.S.) per share. Each warrant entitles the holder to purchase one common share.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

Pursuant to a subscription agreement dated September 10, 2003, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 384,615 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $250,000.  The common share purchase warrants are exercisable up to September 12, 2006, each entitling the holder to purchase one common share at $ 0.85 (U.S.) per share.

Pursuant to a subscription agreement dated September 19, 2003, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement, 169,500 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $100,000 (U.S.).  The common share purchase warrants are exercisable up to September 25, 2006, each entitling the holder to purchase one common share at $ 1.00 (U.S.) per share.

Pursuant to a subscription agreement dated December 30, 2003, with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement, 177,500 units, comprising one common share and two common share purchase warrants each, for an aggregate purchase price of $120,000. The first tranche of common share purchase warrants is exercisable up to December 29, 2004, at $ 0.80 (U.S.) per share.  The second tranche of common share purchase warrants is exercisable up to December 29, 2006 at $ 1.00 (U.S.) per share.  Each warrant entitles the holder to purchase one common share.

Pursuant to a subscription agreement dated December 30, 2003, with an accredited investor as defined under the laws of the province of Ontario, the Company received a down payment for a private placement, 111,529 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $72,070 ($55,765 U.S.).  The common share purchase warrants are exercisable up to January 21, 2007, each entitling the holder to purchase one common share at $ 1.00 (U.S.) per share.  The payment is shown as a deposit on shares on the balance sheet.

Pursuant to a subscription agreement dated March 3, 2004, with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement 651,450 units, comprising one common share and two common share purchase warrants each, for an aggregate purchase price of $390,870 ($300,669 U.S.).  The first tranche of common share purchase warrants are exercisable up to October 1, 2005, at $0.80 (U.S.) per share. The second tranche of common share purchase warrants is exercisable up to April 1, 2007 at $1.00 (U.S.) per share. Each warrant entitles the holder to purchase one common share.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

Pursuant to a subscription agreement dated March 26, 2004, with an accredited investor as defined under the laws of the province of Ontario, the Company issued as a private placement 236,035 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $138,080 ($106,216 U.S.). The common share purchase warrants are exercisable up to March 27, 2007, each entitling the holder to purchase one common share at $0.50 (U.S.) per share.

Pursuant to a subscription agreement dated March 31, 2004, with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement 104,500 units, comprising one common share and two common share purchase warrants each, for an aggregate purchase price of $61,100 ($47,000 U.S.).  The first tranche of common share purchase warrants are exercisable up to October 1, 2005, at $0.80 (U.S.) per share. The second tranche of common share purchase warrants is exercisable up to April 1, 2007 at $1.00 (U.S.) per share. Each warrant entitles the holder to purchase one common share.

Pursuant to a subscription agreement dated June 3, 2004, with an accredited investor as defined under the laws of the province of Alberta, the Company issued as a private placement 79,630 units, comprises of one common share and one common share purchase warrant each, for an aggregate purchase price of $43,000.  The common share purchase warrants are exercisable up to June 30, 2007 each entitling the holder to purchase one common share at $0.80 (U.S.) per share.

Pursuant to subscription agreements dated July 26 - 28, 2004, with certain accredited investors as defined under the laws of the province of Alberta, Canada and the United States, the Company issued as a private placement 1,694,167 units comprised of one common share and one common share purchase warrant each, for an aggregate purchase price of $660,725.  The common share purchase warrants are exercisable up to December 31, 2005, each entitling the holder to purchase one common share at $0.50 (U.S.) per share.

Pursuant to a subscription agreement dated October 1, 2004, with a U.S. company, the Company issued as a private placement 88,900 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $52,000.  The common share purchase warrants are exercisable up to September 30, 2007 each entitling the holder to purchase one common share at $0.90 (U.S.) per share.

Pursuant to a subscription agreement dated October 1, 2004, with a U.S. company, the Company issued as a private placement 88,900 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $52,000.  The common share purchase warrants are exercisable up to September 30, 2007 each entitling the holder to purchase one common share at $0.90 (U.S.) per share.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

Pursuant to subscription agreement dated October 8, 2004, with an accredited investor as defined under the laws of the province of Ontario, Canada, the Company issued as a private placement 20,000 units comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $11,500.  The common share purchase warrants are exercisable up to October 8, 2007, each entitling the holder to purchase one common share at $0.90 (U.S.) per share.

Pursuant to a subscription agreement dated December 3, 2004, with a U.S. company, the Company issued as a private placement 166,700 units, comprising one common share and one common share purchase warrant each, for an aggregate purchase price of $62,500.  The common share purchase warrants are exercisable up to December 3, 2007 each entitling the holder to purchase one common share at $0.60 (U.S.) per share.

During 2005, there were no shares issued for cash (except for the exercise of options noted below)

e) Stock option plans

The Company has stock option plans for its employees and consultants who are regarded as integral to the progress of the Company and its operations. Options are normally issued as a bonus on employment or are tied into performance related compensation. Performance related compensation includes completion of research and development projects within specific timeframes and budget, achieving financial targets on behalf of the Company or introduction/referral/completion of business agreements or arrangements. In general, the minimum vesting requirement of options issued is one year. The maximum term of options is five years from the grant date. Normally, the exercise price of the option is determined using the five-day closing average of the shares prior to the grant date.

On October 22, 2004, the Board of Directors passed a resolution authorizing an amendment increasing the maximum number of common shares for issuance under the Company’s Stock Option Plan to 5,100,000.

On October 12, 2005, the Board of Directors received approval from shareholders at the Annual General Meeting to increase the common shares available for the Company’s Stock Option Plan by 2,000,000.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(i)     Stock options granted

For the year ended December 31, 2003, stock options were granted as follows under the Company’s Stock Option Plan:

To employees, 30,000 at a price of $0.62 (U.S.) expiring November 17, 2008.
To a consultant, 200,000 at a price of $0.50 (U.S.) expiring July 30, 2004
To a consultant, 100,000 at a price of $0.57 (U.S.) expiring December 1, 2008
To a director, 250,000 at a price of $0.50 (U.S.) expiring December 1, 2008

For the year ended December 31, 2004, stock options were granted as follows under the Company’s Stock Option Plan:

To employees, 149,170 at a price of $0.35 (U.S.) expiring December 16, 2009.
To consultants, 154,670 at a price of $0.35 (U.S.) expiring December 16, 2009.
To an officer, 100,000 at a price of $0.36 (U.S.) expiring December 6, 2009.
To a director, 500,000 at a price of $0.36 (U.S.) expiring December 11, 2009 subject to certain conditions

For the year ended December 31, 2005, stock options were granted as follows under the Company’s Stock Option Plan:

To one director, 200,000 at a price of $0.15 (US) expiring July 19, 2010
To all directors, 1,400,000 at a price of $0.15 (US) expiring July 19, 2010 subject to certain conditions
To an officer, 200,000 at a price of $0.15 (US) expiring July 19, 2010
To employees, 225,000 at a price of $0.15(US) expiring November 4, 2010
To a consultant, 25,000 at a price of $0.15(US) expiring November 4, 2010

(ii)          Stock Options exercised

In November 2003, one non-related party exercised 100,000 options at $0.30 (U.S.) for total proceeds of $30,000 (U.S.).

For the three months ended June 30, 2004, one employee exercised 40,000 options at $0.20 (U.S.) for total proceeds of $10,400 and one non-related party exercised 200,000 options at $0.30 (U.S.) for total proceeds of $81,732.

For the three months ended September 30, 2004, one non-related party exercised 120,000 options at $0.30 (U.S.) for total proceeds of $46,770.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

For the three months ended December 31, 2004, one non-related party exercised 580,000 options at $0.30 (U.S.) for total proceeds of $219,358. One director exercised 62,500 options for $0.25 for total proceeds of $15,625.

On January 21, 2005, Gordon Emerson exercised 125,000 options at $0.17 (U.S.) for proceeds of $31,250.

On November 26, 2005, Jiri Nor exercised 150,000 options at $0.24 (U.S.) for proceeds of $42,100.

(iii)	Stock options expired or forfeited ( See table in (e) (v))

          (iv)         Stock option valuation

Stock options issued are valued using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 3.60%, expected life of between 1 year and 5 years, expected volatility of 112%, closing rate of exchange on the issue date and no dividends.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(v)        Summary Table

		Weighted
		Average
	Options For	Exercise
	Common Shares	Price U.S.$

Balance, January 1, 2003	3,625,000	0.30

Options granted in 2003	580,000	0.52
Options exercised in 2003	(600,000)	0.22
Options terminated in 2003	(250,000)	0.4

Balance, December 31, 2003	3,355,000	0.34

Options granted in 2004	903,840	0.36
Options exercised in 2004	(1,002,500)	0.29
Options forfeited or terminated in 2004	(312,500)	0.44

Balance, December 31, 2004	2,943,840	0.35

Options granted in 2005	2,050,000	0.15
Options exercised in 2005	(275,000)	0.27
Options forfeited or terminated in 2005	(675,000)	0.39

Balance, December 31, 2005	4,043,840	0.25

(vi)     Exercisable Date and Weighted Average Exercise price by Year

		Weighted
		Average
	Options For	Exercise
	Common Shares	Price U.S.$

Exercisable at December 31, 2003	2,775,000	0.30
Exercisable at December 31, 2004	2,343,840	0.35
Exercisable at December 31, 2005	1,943,840	0.31

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

(vii)      Weighted Average Remaining Contractual Life

The following table summarizes information about the Company’s stock options outstanding as at December 31, 2005

		Weighted
	Number	Average	Weighted	Number	Weighted
Exercise	Outstanding at	Remaining	Average	Exercisable	Average
Price	December 31,	Contractual	Share Price	December 31,	Share Price
U.S.$	2005	Life in Years	U.S.$	2005	U.S.$

0.15 - 0.25	2,635,000	3.89	0.16	1,035,000	0.18
0.26 - 0.50	1,028,840	3.57	0.37	528,840	0.39
0.50 - 0.62	380,000	2.77	0.53	380,000	0.53

	4.043,840	3.70	0.25	1,943,840	0.31

f)     Common share purchase warrants

As at December 31, 2003, the Company had a total of 4,746,615 common share purchase warrants issued. These warrants have expiry dates ranging from September 2004 to November 2007. The weighted average exercise price of the warrants was $0.63 (U.S.).

As at December 31, 2004, the Company had a total of 8,524,476 common share purchase warrants issued. These warrants have expiry dates ranging from February 2005 to December 2007. The weighted average exercise price of the warrants was $0.68 (U.S.).

On January 27, 2005, the Company issued 5,000,000 warrants to Macnor Corporation, a company controlled by Jiri Nor, in partial payment for the purchase by the Company of 2062540 Ontario Inc. which owns 70% of the Company’s Czech affiliate, Astris sro. Of these 2,000,000 warrants have a strike price of $ 0.90 (Can) and expire January 27, 2008; 2,000,000 warrants have a strike price of $1.10 (Can) and expire January 27, 2008 and 1,000,000 warrants have an exercise price of $1.30 (Can) and expire January 27, 2008.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

2,750,744 warrants were issued in 2003 as follows:

	Issue	Expiry	Number of	Exercise
	Date	Date	Warrants	Price
Recipient
The Taylor Made Mgmt Corp.	May 9, 2003	Feb. 20, 2006	625,000	U.S.$0.50
PSSI Paralegal Support Services	July 30, 2003	July 30, 2004	500,000	Expired
PSSI Paralegal Support Services	July 30, 2003	July 30, 2006	500,000	U.S.$1.00
Dympna Carroll	Sept. 12, 2003	Sept. 12, 2006	384,615	U.S.$0.85
Donal Carrol	Sept. 25, 2003	Sept. 25, 2006	169,500	U.S.$1.00
The Taylor Made Mgmt Corp. - A	Dec. 29, 2003	Sept. 29, 2004	50,000	Expired
The Taylor Made Mgmt Corp. - B	Dec. 29, 2003	Dec. 29, 2006	282,100	U.S.$1.00
PSSI Paralegal Support Serv.	Dec. 30, 2003	Jan. 21, 2007	239,529	U.S.$1.00
			2,570,744

Closing balance at December 31, 2003 = 4,746,615 warrants
4,386,232 warrants were issued in 2004 as follows:

	Issue	Expiry	Number of	Exercise
	Date	Date	Warrants	Price
Recipient
The Taylor Made Mgmt Corp.-A	March 31, 2004	Oct. 1, 2005	651,450	U.S.$0.80
The Taylor Made Mgmt Corp.-B	March 31, 2004	Oct. 1, 2005	651,450	Expired
PSSI Paralegal Support Services	March 26, 2004	March 26, 2007	236,035	U.S.$1.00
The Taylor Made Mgmt Corp.-A	March 31, 2004	Oct. 1, 2005	104,500	U.S.$0.80
The Taylor Made Mgmt Corp.-B	March 31, 2004	March 1, 2007	104,500	U.S.$1.00
The Taylor Made Mgmt Corp.-A	June 30, 2004	June 30, 2007	79,630	U.S.$0.80
Michael Wright	July 27, 2004	Dec. 31, 2005	200,000	Expired
Alternate Energy Corp.	July 27, 2004	Dec. 31, 2005	1,000,000	Expired
Donal Carrol	July 27, 2004	Dec. 31, 2005	140,000	Expired
Phillip Patterson	July 27, 2004	Dec. 31, 2005	10,000	Expired
The Taylor Made Mgmt Corp.-A	July 27, 2004	Dec. 31, 2005	344,167	Expired
Belcor Development Corporation	Oct. 1, 2004	Sept. 30, 2007	88,900	U.S.$0.90
Belcor Development Trust	Oct. 1, 2004	Sept. 30, 2007	88,900	U.S.$0.90
Phillip Patterson	Oct. 8, 2004	Sept. 30, 2007	20,000	U.S.$0.90
Belcor Development Corporation	Dec. 3, 2004	Dec. 3, 2007	166,700	U.S.$0.60
Liikfam Holdings Inc.	Dec. 9, 2004	Dec. 9, 2007	500,000	U.S.$0.37
			4,386,232
Closing balance as at December 31, 2004 = 8,524,476 warrants.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

7. SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued)

10,156,000 warrants were issued in 2005 as follows:

	Issue	Expiry	Number of	Exercise
	Date	Date	Warrants	Price
Recipient
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	2,000,000	U.S. $0.75
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	2,000,000	U.S. $0.92
Macnor Corp	Jan. 27, 2005	Jan. 27, 2008	1,000,000	U.S. $1.08
Fraser McKenzie	Mar. 24, 2005	Mar 24, 2007	156,000	U.S.$ 0.23
New Century Capital Consultants	Aug. 02, 2005	Sept. 02, 2005	1,000,000	Expired
New Century Capital Consultants	Aug. 02, 2005	Nov. 02, 2005	1,000,000	Expired
New Century Capital Consultants	Aug. 02, 2005	Aug. 02, 2007	1,000,000	U.S. $0.25
Optima Capital	Aug. 02, 2005	Oct. 02, 2005	1,000,000	Expired
Bina Consulting	Aug. 08, 2005	Aug. 08, 2007	800,000	U.S. $0.36
Elliott Goldstein Consulting	Aug. 08, 2005	Aug. 08, 2007	200,000	U.S. $0.36
			10,156,000
6,300,117 warrants expired (850,000 from 2002; 2,450,117 from 2004; and 3,000,000 from 2005).

As at December 31, 2005, there were 12,380,359 common share purchase warrants issued. These warrants have expiry dates ranging from February 2006 to December 2008. The weighted average exercise price of the warrants was $0.71(U.S.).

8. CONSOLIDATED STATEMENTS OF CASH FLOW

The net change in non-cash operating working capital balances related to operations consists of the following:

	2005	2004	2003

Decrease (increase) in receivables	($ 91,752)	($ 2,544)	$29,440
Decrease (increase) in prepaid expenses	(140,178)	27,088	112,571
Decrease (increase) in investment tax credits refundable	199,586	(199,586)	216,608
Decrease (increase) in inventory	(10,594)	-	-
Increase (decrease) in payables and accruals	483,288	(143,303)	(10,913)
Increase (decrease) in deferred revenue	17,856	-	-
Increase (decrease) in goods and services tax payable	8,527	(11,269)	(26,547)

	$466,733	($329,614)	$321,159

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

9. SEGMENTED FINANCIAL INFORMATION

The Company currently operates in a single reporting segment, being the design, development, manufacturing and sale of alkaline fuel cells (AFCs), alkaline fuel cell systems, fuel cell and battery test loads and also provides engineering and other services.  Most of the Company’s long term assets are located in the Czech Republic.  Revenue is derived primarily from the sale of goods and services to customers in the following locations and amounts.

	2005	2004	2003

Canada	$53,019	$7,508	$7,008
Czech Republic	10,381	4,310	45,901
Rest of the World	228,112	76,980	14,961

	$291,512	$88,798	$67,870

The Company’s segmented information by geographical location is as follows:

		Czech
	Canada	Republic

Assets	$471,853	$510,641
Revenue	281,131	10,381
Net loss	4,713,833	617,031

10.  CONVERTIBLE DEBENTURE

On March 15, 2005, the Company entered into a subscription (the “Agreement) to issue a $420,000 secured convertible debenture (the “debenture”) to Canadian Accredited Investors. The maturity date of the debenture was December 10, 2005. The Company did not have the ability to pay the debt when due and are attempting to negotiate a new convertible debt agreement. The convertible debt is currently in default and the Company is paying 10% interest on the convertible debt. The original terms of the convertible debenture was 6% interest and the investors were granted a security interest in the Company’s assets including intellectual property.

The principal amount of the debenture is convertible at the holder’s option at a 20% discount on the average closing price in the five preceding trading days of the shares listed on the Nasdaq OTCBB, subject to a minimum price per share of US$0.20 and a maximum share price of US$0.70. The Company could force a conversion based on the terms of future equity financing.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

11. COMMITMENTS

The Company has an operating lease for office and laboratory space. The minimum annual lease payments under the terms of the existing leases are $34,800 to October 31, 2006, plus a proportionate share of common area costs. The lease expires as of October 31, 2006.

12. COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current year’s presentation.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

13. STATEMENT OF EQUITY

The Statement of Equity from January 1, 1995 to the present is as follows:
				Deficit
				Accumulated
				During
	Number of	Consideration	Contributed	Development
	Shares Issued	Amount	Surplus	Stage	Total
Balance, January 1, 1995	5,000,000	$558,927	$-	($ 628,162)	($ 69,235)
To purchase Astris Inc. at December 31, 1995	1,500,000	150,000	-	-	150,000

Balance, December 31, 1995	6,500,000	708,927	-	(628,162)	80,765
Loss for the year	-	-	-	(1,055,819)	(1,055,819)

Balance, December 31, 1996	6,500,000	708,927	-	(1,683,981)	(975,054)
Issued for cash on exercise of warrants	3,220,000	3,220	-	-	3,220
Issued for cash on exercise of warrants	174,850	175	-	-	175
Issued in exchange for outstanding liabilities	748,706	374,354	-	-	374,354
Loss for the year	-	-	-	(89,568)	(89,568)

Balance, December 31, 1997	10,643,556	1,086,676	-	(1,773,549)	(686,873)
Loss for the year	-	-	-	(138,660)	(138,660)

Balance, December 31, 1998	10,643,556	1,086,676	-	(1,912,209)	(825,533)
Loss for the year	-	-	-	(40,666)	(40,666)

Balance, December 31, 1999	10,643,556	1,086,676	-	(1,952,875)	(866,199)
Consulting fees to non-related parties	62,500	10,500	-	-	10,500
Consulting fees to non-related parties	18,750	10,500	-	-	10,500
Consulting fees to related parties	200,000	50,000	-	-	50,000
Cash on exercised warrants	102,900	103	-	-	103
Share issuance for outstanding liabilities	1,110,078	277,519	-	-	277,519
Loss for the year	-	-	-	(35,580)	(35,580)

Balance, December 31, 2000	12,137,784	1,435,298	-	(1,988,455)	(553,157)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

13. STATEMENT OF EQUITY (continued)
				Deficit
				Accumulated
				During
	Number of	Consideration	Contributed	Development
	Shares Issued	Amount	Surplus	Stage	Total
Balance, December 31, 2000	12,137,784	$1,435,298	$-	($ 1,988,455)	($ 553,157)
Consulting fees to non-related parties	182,300	99,672	-	-	99,672
Consulting fees to related parties	341,885	208,050	-	-	208,050
Cash on exercise of options	325,000	121,206	-	-	121,206
Issued for cash	353,250	195,000	-	-	195,000
Loss for the year	-	-	-	(593,984)	(593,984)

Balance, December 31, 2001	13,340,219	2,059,226	-	(2,582,439)	(523,213)

Consulting fees to non-related parties	486,050	166,801	-	-	166,801
Consulting fees to related parties	657,925	207,456	-	-	207,456
Issued for cash	2,006,250	628,631	-	-	628,631
Share adjustment	(384,041)	(80,025)	391,378	-	311,353
Consulting and professional fees paid in options to non-employees	-	-	83,354	-	83,354
Warrants issued	-	(456,850)	456,850	-	-
Loss for the year	-	-	-	(738,762)	(738,762)

Balance, December 31, 2002	16,106,403	2,525,239	931,582	(3,321,201)	135,620

Consulting fees to non-related parties	209,082	136,122	-	-	136,122
Consulting fees to related parties	412,825	266,247	-	-	266,247
Repayment of advances from directors	45,500	20,400	-	-	20,400
Issued for cash	2,456,615	1,193,165	-	-	1,193,165
Warrants issued	-	(797,320)	797,320	-	-
Options to non-employees	-	-	131,063	-	131,063
Options to employees	-	-	188,377	-	188,377
Loss for the year	-	-	-	(2,206,969)	(2,206,969)

Balance, December 31, 2003	19,230,425	3,343,853	2,048,342	(5,528,170)	(135,975)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

13. STATEMENT OF EQUITY (continued)

				Deficit
				Accumulated
				During
	Number of	Consideration	Contributed	Development
	Shares Issued	Amount	Surplus	Stage	Total
Balance, December 31, 2003	19,230,425	3,343,853	2,048,342	(5,528,170)	(135,975)
Consulting fees to non-related parties	1,728,872	890,096	-	-	890,096
Consulting fees to related parties	586,592	332,360	-	-	332,360
Repayment of advances from directors	293,751	128,000	-	-	128,000
Issued for cash	4,476,911	2,161,587	-	-	2,161,587
Warrants issued	-	(628,822)	628,822	-	-
Options to non-employees	-	-	192,481	-	192,481
Options to employees	-	-	140,892	-	140,892
Proceeds on issuance of warrants	-	-	6,110	-	6,110
Loss for the year	-	-	-	(3,462,257)	(3,462,257)

Balance, December 31, 2004	26,316,551	6,227,074	3,016,647	(8,990,427)	253,294

Acquisition of sro	5,000,000	1,955,000	254,000	-	2,209,000
Consulting fees to non-related parties	4,305,927	1,294,214	-	-	1,294,214
Consulting fees to related parties	1,884,091	454,308	-	-	454,308
Repayment of advances by director	125,000	26,150	73,850	-	100,000
Options exercised for cash	275,000	73,350	-	-	73,350
Options to employees	-	-	21,144	-	21,144
Options to related parties	-	-	215,030	-	215,030
Warrants issued to non-related parties	-	-	482,068	-	482,068
Loss for the year	-	-	-	(5,330,864)	(5,330,864)

Balance, December 31, 2005	37,906,569	$10,030,096	$4,062,739	($14,321,291)	($ 228,456)

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

14. PRIOR YEAR AMOUNTS INCLUDED IN THE DEVELOPMENT STAGE COMPANY

On December 31, 1995, the Company was redefined as a development stage company in accordance with Accounting Guideline AcG-11, “Enterprises in the Development Stage”. The amount included in opening deficit at December 31, 2005 is $628,162. All amounts recorded in the “inception to date” category as comparative amounts have been accumulated since December 31, 1995.

15. ACQUISITION OF ASTRIS SRO

On January 27, 2005, the Company acquired 70% of the outstanding shares in Astris sro, its affiliate company in the Czech Republic. The Company owned the remaining 30% of Astris sro making it a 100% subsidiary company.

The aggregate purchase price of $2,209,000 was paid by issuing 5,000,000 common shares of the Company for $1,955,000 and 5,000,000 warrants for $254,000. 2,500,000 common shares were held in escrow for one year until January 2, 2006, and were released on that date. Each warrant entitles the holder to one common share of the Company.

The value of the 30% of Astris sro already owned by the Company had been written down to $Nil in a previous year. Technology acquired was written off in the year of acquisition.

The following table summarizes the fair value of the assets acquired and liabilities assumed on the date of acquisition based on a conversion rate of 18.6637 Czech Korunas for each Canadian $1.00.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

15.	ACQUISITION OF ASTRIS SRO (continued)

The following amounts are based on that valuation in CDN$:

Net assets acquired:
Cash	$87,091
Other current assets	63,259
150,350
Other assets
Land	128,935
Building	235,400
Equipment	184,708
Furniture and fixtures	21,520
Property, plant and equipment	570,563
Technology	1,521,972
Total assets	$2,242,885
Less:
Current liabilities	33,885
Purchase price	$2,209,000

Consideration:

5,000,000 common shares	$1,955,000
2,000,000 Class “A” warrants	124,000
2,000,000 Class “B” warrants	94,000
1,000,000 Class “C” warrants	36,000
$2,209,000

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES

This reconciliation only covers measurement issues and not disclosure issues pursuant to the rules and regulations of the Securities and Exchange Commission.

The consolidated financial statements of the Company for the years ended December 31, 2005, 2004 and 2003 and the period December 31, 1995 (date of inception of development stage company) through December 31, 2005 have been prepared in accordance with generally accepted accounting principles as applied in Canada (“Canadian GAAP”). In the following respects, generally accepted accounting principles as applied in the United States (“US GAAP”) differ from those applied in Canada.

There would be no adjustments needed to arrive at net loss for the years ended December 31, 2005, 2004 and 2003 and the period December 31, 1995 (date of inception of development stage company) through December 31, 2005 if US GAAP were employed.  Similarly, there would be no adjustments needed to arrive at shareholders’ equity as at December 31, 2005, 2004 and 2003 if US GAAP were employed.

Stock-Based Compensation Plan

Note 3A to the financial statements includes an element for Canadian GAAP purposes that is a correction of error and an element that is a change in accounting policy.  Under US GAAP, the Company should have been expensing stock options granted to non-employees since January 1, 1996. As such the prior period adjustment due to the change in accounting policy, described in Note 3A, is a prior period adjustment due to correction of error for U.S. GAAP purposes.

Accounting for future (deferred) income taxes

The significant differences between U.S. GAAP and Canadian GAAP in the accounting for future income taxes relate to the treatment of proposed changes in income tax rates and terminology. Under Canadian GAAP, future income tax assets and liabilities are measured using substantively enacted tax rates and laws expected to apply when the differences between the accounting basis and tax basis of assets and liabilities reverse. Under U.S. GAAP, future income tax assets and liabilities are called deferred income tax assets and liabilities and are measured using only currently enacted tax rates and laws. As at December 31, 2005, 2004 and 2003, the difference in rate determination did not result in any adjustment from Canadian to U.S. GAAP since any deferred tax assets were not considered more likely than not to be realized and, accordingly, a full valuation allowance was recorded on such assets.

Property, plant and equipment

There is a difference between U.S. GAAP and Canadian GAAP for property, plant and equipment with respect to terminology. Under U.S. GAAP, property, plant and equipment are called “fixed assets”.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

16.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES ACCOUNTING PRINCIPLES (continued)

Contributed surplus

There is a difference between U.S. GAAP and Canadian GAAP with respect to terminology. Under U.S. GAAP, contributed surplus is referred to as “additional paid in capital”.

17.	SUPPLEMENTARY DISCLOSURES WITH RESPECT TO CONSOLIDATED STATEMENT OF CASH FLOW AND NON-CASH ITEMS

	2005	2004	2003

Non-cash items
(Decrease) increase in advances from related party	($100,000)	$100,000	$-

Supplementary disclosures
Interest paid	-	-	-
Investment tax credits recovered	476,770	5,820	388,499

18.	SUBSEQUENT EVENTS

The Company entered into a Securities Purchase Agreement (the “Agreement”) on April 10, 2006 with Cornell Capital Partners, LP an institutional investor, relating to the sale of one million five hundred thousand dollars ($1,500,000) of secured convertible debentures (the “Convertible Debentures”), which will be convertible into shares (the “Conversion Shares”) of the Company’s common stock (the “Common Stock”) of which seven hundred and fifty thousand dollars ($750,000) was funded on April 18, 2006 (the “First Closing”) and seven hundred and fifty thousand dollars ($750,000) will be funded assuming certain conditions are satisfied two (2) business days prior to the date a registration statement (the “Registration Statement”) is filed, pursuant to the Registration Rights Agreement (hereinafter defined) with the United States Securities and Exchange Commission (the “SEC”), for a total purchase price of up to one million five hundred thousand dollars ($1,500,000).(the “Purchase Price”). Pursuant to the Agreement, the investor also received common stock purchase warrants (the “Warrants”) to purchase (i) 1,000,000 shares of the Company’s common stock at an exercise price of $0.30 per share; (ii) 600,000 shares of the Company’s common stock at an exercise price of $0.20 per share and (iii) 1,600,000 shares of the Company’s common stock at an exercise price of $0.19 per share. The Company received net proceeds from the First Closing of six hundred and seventeen thousand five hundred dollars ($617,500) which are to be used primarily for working capital purposes.

ASTRIS ENERGI INC.
(A Development Stage Company)
Notes to the Consolidated Financial Statements
December 31, 2005, 2004 and 2003
(Canadian Dollars)

18.     SUBSEQUENT EVENTS (continued)

The Convertible Debentures have an initial conversion price of the lesser of (i) a price equal to $.2483 (the “Fixed Conversion Price”) or (ii) ninety percent (90%) of the lowest daily Volume Weighted Average Price of the common stock during the ten (10) trading days immediately preceding the Conversion Date as quoted by Bloomberg, LP per share and provides for anti-dilution protection (in certain circumstances). At the Fixed Conversion Price, the Convertible Debentures will be convertible into an aggregate of 6,041,079 shares of common stock. The Convertible Debentures bear interest at 10% per annum. Interest is payable in cash or, at the Company’s option, in shares of common stock (the “Interest Shares”) provided certain conditions are satisfied. At any time after their respective issuance dates and prior to April 9, 2009, the Convertible Debentures may be redeemed at the election of the Company at the principal amount, plus accrued but unpaid interest, subject to the satisfaction of certain conditions.

The Investor was granted a security interest in the assets of the Company and the assets of the Company’s subsidiary 2062540 Ontario Inc.

The Warrants may be exercised for cash, as indicated above, and also contain a cashless exercise provision, which may be exercised in certain circumstances. The Warrants provide for anti-dilution protection in certain circumstances. The Warrants are exercisable for 1,000,000, 600,000 and 1,600,000 shares of Common Stock (the “Warrant Shares”), respectively, and if fully exercised for cash at the initial exercise price, the Warrant could yield approximately $724,000 of additional proceeds to the Company.

The Company has agreed to file a registration statement (the “Registration Statement”) with the SEC in order to register the resale of the shares issuable upon conversion of the Convertible Debentures and the shares issuable upon exercise of the Warrants.

April 30, 2006

Management’s Discussion and Analysis

The following is a discussion of the results of operations and financial condition of Astris Energi Inc. (“Astris”) for the years ended December 31, 2005 and 2004. The financial statements are prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars unless otherwise stated. This discussion should be read in conjunction with the audited consolidated financial statements and notes for December 31, 2005 and Management’s Discussion and Analysis for the nine months ended September 30, 2005.

Additional information relating to Astris is on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

Forward-looking information

The following discussion contains forward-looking information that is based on current expectations and entails various risks and uncertainties. These risks and uncertainties could cause or contribute to actual results that are materially different from those expressed or implied. The forward-looking information contained in this document is current only as of the date of the document. There should not be an expectation that such information will in all circumstances be updated, supplemented or revised whether as a result of new information, changing circumstances, future events or otherwise.

Overview and Business of Astris

Founded in 1983, Astris Energi Inc. has become a leading alkaline fuel cell (AFC) technology company. More than $14 million has been spent to develop the Company’s AFC technology, resulting in a fuel cell that has unique attributes compared with other fuel cell technologies. The Company’s AFC differentiates itself from other fuel cells by demonstrating quicker startup and shutdown, higher efficiency, and tolerance to freezing and high humidity environments. Further building on these valuable characteristics, the Company’s AFC has very promising economic benefits including lower material costs and lower operating costs when compared with other low temperature fuel cell technologies. The Company has continued to develop three product lines including power modules, power generators, and test equipment. Using the POWERSTACK™ MC250 the Model E7 and Model E8 AFC power generators were demonstrated, tested and sold during the year. The TL5 40A Test Load, test load interface (TLIF) and TESTMASTER™, an integrated control and data acquisition software suite, continued to sell as our test equipment line and should continue to provide some near-term revenue.

Based in Mississauga, Canada, the Company now owns 100% of a former affiliate in Vlasim, Czech Republic called Astris s.r.o. through its 100% ownership of holding company 2062540 Ontario Inc. Astris s.r.o. manufactures the anodes and cathodes for the Company’s fuel cells at this ‘low-cost’ Czech Republic subsidiary. Astris Energi Inc. assembles the fuel cell and fuel cell stacks and manufactures the ‘balance of plant’ for the E7 and E8 generators at its plant in Mississauga.

Astris is the only publicly traded company focused on AFC technology in North America. The Company went public through a reverse takeover in 1995 to broaden its access to capital. It trades on the U.S. OTC Bulletin Board under the symbol ASRNF.

Business Environment

Independent researchers forecast that fuel cells will prove to be a transformational technology, once remaining cost, technical, and public acceptance hurdles are overcome.

The fuel cell industry is evolving gradually, with the pace of demand determined by a number of factors including:

•	Capital available to fund further development of technology;
•	The level of government commitment to develop a clean energy economy, which currently is greater in Europe, Japan, and Canada than in the U.S.;
•	The level of government commitment to develop a hydrogen infrastructure; and
•	The price, availability and long-term security of conventional power sources, which affect the demand for fuel cells as an alternative energy source

There are three key markets - stationary uses (notably uninterruptible power supplies, off-grid power and back-up power for mission critical applications including hospitals, fire stations, airports, and off-grid communities); portable uses for personal and commercial customers (including small generators for cottages and worksites); and transportation uses (including cars, boats, golf cars, wheel chairs, and fork lifts). The points when growth accelerates are expected to be around 2007 for stationary and portable power, the two largest markets; and 2009 for mass transportation. (Source: PwC in a research study sponsored by Fuel Cells Canada entitled Fuel Cells: The Opportunity for Canada.)

There are a number of factors contributing to growing demand for fuel cells, including:

•	Increasing demand for reliable power;
o accentuated by power blackouts of recent years
•	Deregulation of power markets and introduction of competition;
•	Environmental/political concerns;
•	Developing regions without power grids;
•	Geographic considerations/remote power;
•	Distributed power generation;
•	High oil prices; and
•	Homeland Security.

Developments During the year ended December 31, 2005

The Company continued production of its anodes and cathodes from its pilot production line at Astris s.r.o. The semi-automatic line provides production capacity and a more efficient and accurate production of components than was previously possible through hand assembly, with a resulting increase in quality control. Astris s.r.o. is on target to ramp up to 100kW of anodes and cathodes of capacity this year with one shift. The Company is continuing development work on evolving the AFC framing method to upgrade the existing hand assembled method to an injection molded method.

In the first quarter, the Company acquired the remaining 70% of the outstanding shares of Astris s.r.o. for a total cost of $2,209,000 through the issuance of 5,000,000 common shares and 5,000,000 warrants that have the right to acquire 5,000,000 common shares expiring January 27, 2008. The exercise prices are as follows; 2,000,000 warrants at CDN$0.90, 2,000,000 warrants at CDN$1.10 and 1,000,000 warrants at CDN$1.30.

In the first quarter, the Company hired Fraser Mackenzie as its Investment Banker through whom the company arranged a bridge financing of $420,000 through a 6% convertible debenture due December 10, 2005. Total net proceeds were $378,000. Subsequent to the year end, the interest rate payable on the debentures was retroactively increased to 10% annually beginning March 15, 2005 and was accrued at year end. The interest accrued was paid subsequent to year end by way of cash.

During the second quarter, Gary G. Brandt, formerly Chief Financial Officer of Hydrogenics Corporation joined the Board of Directors. Mr. Brandt is a senior business leader with extensive cross-industry and cross-border experience in alternative energy, telecommunications, and technology. From 2001 to 2005, he was CFO of Hydrogenics Corporation, a hydrogen and PEM fuel cell technology company based in Toronto. During his tenure, the Company completed a fully marketed equity offering that raised US $62 million with excellent participation from US institutional investors. As well, the Company completed three acquisitions, including the acquisition of Stuart Energy for US $120 million. Mr. Brandt played an instrumental role in the integration of these companies. Business development initiatives launched during his tenure drove a five-fold increase in revenues at Hydrogenics to pro forma US $35 million. During the same period, US institutional ownership of Hydrogenics increased from zero to more than 30 percent. Subsequent to year end, effective March 24, 2006 David Ramm resigned from the Board of Directors to pursue other interests.

In the third quarter Astris s.r.o., the wholly owned European subsidiary, received a grant from the Ministry of Industry and Trade (MPO) of the Czech Republic. The funding will be used to subsidize Astris’ fuel cell development efforts at its Czech based subsidiary.

The amount of funding will be approx. 8,750,000 Czech Crowns (CZK) or approx. USD $0.4 million against anticipated program spending of 17,500,000 CZK or approx. USD$0.8 million over the next 2 ½ years. Every USD $1 spent in the Czech Republic is the equivalent of at least USD $5 spent in North America.

Currently the largest fuel cell grant ever awarded by the MPO in the Czech Republic, it is indicative of the growing global government support for fuel cells. The work will be carried out by the Astris scientific team in cooperation with several leading academic and industrial institutions, including the Institute of Macromolecular Chemistry of the Academy of Sciences of Czech Republic, and the Department of Chemical Technology of University of Pardubice.

In the third quarter, Astris received an initial order for a fuel cell generator and supporting test equipment from Italy’s Electronic Machining s.r.l. (El.Ma). The CDN$0.2 million order includes Astris fuel cells, test equipment, an E8 generator and engineering service fees. The majority of the order was realized as revenue during 2005. During the second quarter, the company received a deposit against the order of 40% before beginning production. The order was shipped to El Ma before year end and the remaining account receivable was collected by the Company.

In the fourth quarter, the Company engaged Ardour Capital Investments LLC, an investment banking firm in the United States,specializing in the Energy Technology/Alternative Power sector to act as its financial advisor.

Also, in the fourth quarter, the Company continued its strategy of aligning itself with early adopters of its technology, by receiving an order for two AFC generators from Mobile Attic Inc. Mobile Attic will use Astris generators to evaluate the value of a clean and quiet power solution for Mobile Attic’s portable storage product. Mobile Attic provided Astris with a deposit of 40% against this order before year end. This order was delivered and the remaining funds were received in the first quarter of 2006.

Astris Energi Inc. invested into building a pilot production line for its POWERSTACK™ MC250 product at the Astris s.r.o., Vlasim, Czech Republic facility. The facility was originally selected by Astris for both its technical capabilities as well as its significantly lower cost structure. Much of the continued development and ongoing improvement of the company’s AFC technology is carried out there, due to the significant cost savings for labour and overhead. The new project and the government assistance received will ensure that Astris will maintain its position at the leading edge of fuel cell technology for terrestrial use, in the preferred fields of fuel cell generators, backup power and specialty vehicles such as forklifts and golf cars.

Objectives of Astris Energi

Astris’ mission is to become the leading provider of affordable fuel cells and fuel cell power generators. The company’s near term priority is to achieve the required business partnerships and financing to successfully achieve pilot production leading to commercialization. The Company’s business plan calls for commercialization within three years provided that adequate funding can be secured.

Financial Review

The following is a review of the key performance measurements from the income statement for the year ended December 31, 2005 and 2004. The 2005 financial and future figures include the operations of the Company’s foreign subsidiary Astris s.r.o. The comparable 2004 figures do not include this subsidiary.

Revenue

For the year ended December 31, 2005, revenue from the sale of fuel cells, related products and contract work was $291,512 compared with $88,798 for the same period in 2004. During the first quarter, the company sold its second generation golf car. It is powered by Astris’ 1.8kW, Model E7 AFC Generator, which gives double the power and double the acceleration of the original model which was the world’s first alkaline fuel cell powered golf car using hydrogen. In the fourth quarter the Company delivered an initial order of approximately $200,000 for a fuel cell generator, fuel cells and supporting test equipment and services to El Ma. Last year’s sales included the sale of its first E8 generator to Alternate Energy Corporation.

For the year, sales of fuel cells and related products in 2005 amounted to $53,019 in Canada, $10,381 to the Czech Republic and $228,112 to the rest of the world; compared with 2004, sales amounted to $7,508 in Canada, $4,310 to the Czech republic and $76,980 to the rest of the world. The main source of revenue in 2005 was from the sale to El Ma.

Expenses

For the year ended December 31, 2005, expenses totaled $ 5,622,376 compared with $3,551,055 for the same period in 2004. The main variances were due to:

(a) The write off of $1,500,000 of the Technology acquired by the Company on the purchase of Astris sro. Under U.S. GAAP the acquisition of this significant asset cannot be recognized. Management decided to write off this acquired asset under Canadian GAAP as well to simplify any accounting and administrative complexities.

(b) An increase of $593,329 in General and Administrative expenses due to:

(i) Increase in warrant and option expense of about $290,000 reflecting the additional warrants and options issued to help the company work with consultants to help raise capital and find strategic business partners

(ii) an increase of $100,000 in compensation to a director for financial consulting services, $110,000 in bonus to an officer and director and $98,000 for compensation to directors and board committee chairs

(c) an increase in professional expenses of about $90,000 due to increased legal and accounting costs related to being a public company in the United States

(d) Debenture interest and financing of $83,000

(e) the write off of Astris sro acquisition costs of $185,170 included in other expenses

(f) Offset by a reduction in Research and development of about $430,000. Part of the reduction is due to an extra $91,000 in investment tax credits received and most of the remainder of this reduction arises out of the reallocation of Astris sro total expenses between R&D expenses and other expenses when consolidating.

Net Loss for the year ended December 31, 2005

Astris reported a net loss of $ 5,330,864 (a loss of $0.16 per share basic and diluted) for the year ended December 31, 2005, compared with a loss of $3,462,257 ($0.16 per share basic and diluted) in 2004. The increase in the loss primarily reflects the increased expenses due to the write off of the technology acquired of $1,500,000 and the write off of acquisition costs of $185,170 and additional warrant and option expense of $290,000.

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS (see table at end)

Liquidity and Capital Resources

Astris had an operating cash flow deficit of $702,281 in 2005, compared with $2,101,906 in 2004. All of the additions of fixed assets of $69,206 were in the sro subsidiary. Pre-acquisition costs as at December 31, 2004 written off in 2005 resulted in a nominal source of cash of $48,190. The purchase of the foreign subsidiary included net assets of $2,209,000 less cash acquired of $87,091 for a net investment of $2,121,909. Expenses were offset by financings through the 6% convertible debenture of $420,000, and the exercise of options for cash proceeds of $73,350. As the Company was waiting for the closing of a financing from institutional US investors, which was received early in the second quarter 2006, the Company’s cash was reduced by $150,494 with the year ending with cash of $27,857.

In 2004, the cash flow deficit of $ 2,102,906 with the purchase of capital and other assets of $70,499 was offset by private financings of $2,003,971 resulting in a decrease in cash of $169,434 and a cash balance of $178,351.

At year end, Astris had $982,494 of assets. This was a significant change from last year‘s assets of $509,124. The major reason was the acquisition of Property, plant, and equipment, of $570,563 from its foreign subsidiary (see Note 15).

At year end, shareholders’ deficiency was $228,456 compared with last year’s shareholders’ equity of $253,294. The major reason for the decrease was the increase in the deficit of $5,330,864 offset by the increase in share capital of $3,803,022 and the increase in contributed surplus of $1,046,092 for the year.

The company plans to finance operations including pilot production through the continuing sale of new fuel cells, related products and contract work, new business partnerships with early adopters of the fuel cell, grants from governments in Canada and the Czech Republic and raising additional financing.

The Company’s limited cash position and current working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products.

Off-balance-sheet arrangements

Astris does not have any off-balance sheet arrangements.

Share Capital

Share capital consists of the following:

Authorized:
Unlimited common shares
10,000,000 preferred shares

Issued and Outstanding:

	2005		2004
	Common Shares		Common Shares
	Number	$ Value	Number	$ Value
Issued at January 1	26,316,551	6,227,074	19,230,425	3,343,853

issued during year
-in exchange for acquisition of sro	5,000,000	1,955,000

-in exchange for consulting and
professional fees and expenses from
non-related parties	4,305,927	1,294,214	1,728,872	890,096

-in exchange for consulting and
professional fees and expenses from
related parties	1,884,091	454,308	586,592	332,360

- in repayment of advances from directors	125,000	26,150	293,751	128,000

-for cash	275,000	73,350	4,476,911	1,532,765

	11,590,018	3,803,022	7,086,126	2,883,221

as at December 31	37,906,569	10,030,096	26,316,551	6,227,074

Business Risks

Astris is a late-stage development company entering the pilot production phase, and it is therefore difficult to assess its business and future prospects.

Astris to date has been selling fuel cells and related products on a research and demonstration basis rather than a commercial basis. The company commenced pilot production of its POWERSTACK™ MC250 power module, leading to commercialization. There are a number of business risks at this stage of development, and within the fuel cell industry generally, as outlined below.

Astris expects to continue to incur net losses in the foreseeable future and therefore may not be able to fully implement its business strategy. The company has been funding research and development and other working capital needs primarily through private investors. Alternate sources of funding have included grants from the government of the Czech Republic, most recently to help fund development of Astris fuel cells and portable power generators; and Canadian government tax programs. Astris has judiciously issued shares in lieu of cash.

Astris may never complete the development of commercially viable fuel cell power products, and if it fails to do so, it will not be able to meet its business and growth objectives. The company has commenced its pilot production since late 2004, to validate its ability to produce its advanced fuel cell in large volume, leading to reduced costs.

Astris faces significant competition from other developers and manufacturers of fuel cell products and related products. If it is unable to compete successfully, it could fail to achieve acceptance of its proposed products. Astris’ AFC has some competitive advantages over other alkaline fuel cells and other fuel cell types, including its relatively low cost, higher efficiency, and rapid start-up even in sub-zero temperatures.

Astris, like other fuel cell companies, faces competition for fuel cell power products from developers and manufacturers of traditional power technologies and other alternative power technologies. Each of our target markets is currently served by existing manufacturers with existing customers and suppliers. These manufacturers use proven and widely accepted technologies such as internal combustion engines and turbines, as well as coal, oil, and nuclear powered generators. There are also competitors working on developing technologies including other types of fuel cells, other alternative power technologies, advanced batteries, and hybrid battery/internal combustion engines, which may compete for our target customers. Demand for our products is dependent on continued efforts to commercialize hydrogen-based fuel cell power technologies. If we are unable to compete successfully we could experience a loss of market opportunity and reduced gross margins for our existing products and a failure to achieve acceptance of our proposed products.

Astris has no experience manufacturing fuel cell products on a large-scale basis, and if it does not develop adequate manufacturing processes and capabilities, it will be unable to achieve its growth and profitability objectives. Astris contracted an internationally recognized fuel cell specialist, to lead the development of the Company’s semi-automatic pilot production facility that operated during 2005. The facility is ably managed by a chemical engineer who has been involved in developing the alkaline fuel cell at Astris s.r.o. since 1995.

Astris’ products may not meet performance expectations in field tests, which could negatively affect its customer relationships and increase its manufacturing costs. The components of its fuel cell products may contain defects or errors that could negatively affect its customer relationships and increase its manufacturing and warranty costs. In internal bench tests, the POWERSTACK™ MC250 has performed at up to 60% over the original design specification and the E8 Portable AFC power generator has operated at an electrical efficiency in excess of 50%. However, these initial results do not guarantee similar performance in future independent field tests.

Astris may not be able to manage successfully the expansion of its operations.
Astris will need to recruit, train and retain key management and other qualified personnel to successfully expand its business. Astris has been gradually expanding its management and technical team to meet customer demand and pilot production requirements. Transition to pilot production is a critical step to meet demand for its products, and validate its ability to produce the POWERSTACK™ MC250 in volume leading to commercialization.

Astris depends on intellectual property and its failure to protect that intellectual property could adversely affect its future growth and success. The company mainly uses trade infringement protection and files for patents as necessary for commercialization.

Astris may be unable to raise sufficient additional capital to pursue its commercialization plans and may be forced to discontinue product development, reduce its sales and marketing efforts or forego attractive business opportunities. The Company’s cash position and working capital requirements mean that the company will require continuing external financing until it becomes cash flow positive through commercialization of one or more of its products. The Company initially hired Fraser Mackenzie as its Investment Banker through whom the company arranged a bridge financing of $420,000 through a 6% convertible debenture maturing December 10, 2005. The Company then hired Ardour Capital Investments in the fourth quarter 2005. The Company received U.S. $1,500,000 in debenture financing from a private investor early in the second quarter of 2006. The Company will continue to look for additional financing to further develop its business plan.

Outlook

With momentum building worldwide for the adoption of fuel cell technology, Astris is very well positioned with its proprietary technology that leverages the potential for lower initial purchase cost and reduced operations cost when compared with other low temperature fuel cell technologies for 300W to 10kW UPS or back-up power applications. Building on the economic benefits, Astris AFC technology excels in many applications due to quicker startup/shutdown and exceptional environmental tolerance (including sub-zero and high humidity). These qualities differentiate Astris AFC technology in many applications including areas of portable, stationary, and transportation market segments.

The Company’s success in achieving its objectives of commercialization and profitability is dependent on the success of its directors and principal shareholders in raising long-term financing from third parties leading to the successful commercialization of the Company’s POWERSTACK™ MC250 power module and one or more models of its power generator and attaining profitable operations.

The Company has a business plan to achieve commercialization within three years based on the requirement that adequate financing is secured. Priorities for 2006 are to raise additional funding as the next stage of a three-year plan to support its commercialization strategy; to forge business partnerships that will enhance the business, marketing and distribution of Astris technology; and to go from testing the pilot production line to production in the second half of 2006.

SUMMARY OF THE RESULTS FOR THE LAST FOUR QUARTERS

	Three months ended	Three months ended	Three months ended	Three months ended	Total
	31-Dec-05	30-Sep-05	30-Jun-05	31-Mar-05

(expressed in $Cdn)

Revenue	208,787	6,361	14,183	62,181	291,512

Expenses	3,132,547	802,412	683,520	1,003,897	5,622,376

(Net Loss)	(2,923,760)	(796,051)	(669,337)	(941,716)	(5,330,864)

(Loss per Common Share)	(0.087)	(0.022)	(0.020)	(0.030)	(0.16)

MODIFIED FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Jiri K. Nor, Chief Executive Officer of Astris Energi Inc. (the “issuer”), certify that:

1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the issuer for the period ending December 31, 2005;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)
evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: May 1, 2006

“Jiri K. Nor”
Jiri K. Nor
Chief Executive Officer

MODIFIED FORM 52-109F1

CERTIFICATION OF ANNUAL FILINGS

I, Anthony Durkacz, Chief Financial Officer of Astris Energi Inc. (the “issuer”), certify that:

1.
I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings) of the issuer for the period ending December 31, 2005;

2.
Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings;

3.
Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings; and

4.	The issuer’s other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have:

(a)
designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the annual filings are being prepared; and

(b)
evaluated the effectiveness of the issuer’s disclosure controls and procedures as of the end of the period covered by the annual filings and have caused the issuer to disclose in the annual MD&A our conclusions about the effectiveness of the disclosure controls and procedures as of the end of the period covered by the annual filings based on such evaluation.

Date: May 1, 2006

“Anthony Durkacz”
Anthony Durkacz
Chief Financial Officer